Exhibit 99.1

ASX Announcement

Release Code: PRR

13 June 2013

Prima BioMed Ltd – Completion of Entitlement Offer

Prima BioMed Ltd ABN 90 009 237 889 (Company) is pleased to announce the successful completion of its 1 for 4 non-renounceable entitlement offer (Entitlement Offer) of options (Options) to acquire fully paid ordinary shares in the Company.

The Entitlement Offer, raised a total of $1,547,574. As a consequence, 77,378,699 Options will be issued on Tuesday, 18 June 2013.

Gross proceeds from the Entitlement Offer, along with the funds raised from the Company’s recently completed share purchase plan (SPP) will be used to:

•	co-fund up to three phase 2 trials of CVac™ in additional cancer indications and continue the ongoing clinical program;

•	continue CVac manufacturing optimisation programs to move toward a commercially successful and global product manufacturing platform;

•	provide general working capital form the Company and add security to the balance sheet,

and to pay the costs of the Entitlement Offer and SPP.

It is expected that the Options will commence trading on ASX under the code PRRO on a normal (T+3) settlement basis on Wednesday, 19 June 2013.

Further information

If you would like further information regarding the Entitlement Offer, please see the prospectus lodged with the Australian Securities and Investments Commission and given to ASX in each case on 13 May 2013 or visit the Company’s website (www.primabiomed.com).

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalised bio-therapeutic products for cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders. Prima BioMed’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

Disclaimer

The information contained in this announcement does not constitute an offer to sell securities or the solicitation of an offer to buy, or recommendation for investment in, any securities or financial products within the United States or any other jurisdiction and does not and will not form any part of any contract for the acquisition of securities in the Company. In the United States, securities may not be sold absent registration or an exemption from registration under the Securities Act. The information in this announcement is not intended as financial advice. Moreover, none of the information in this announcement is intended to constitute a prospectus within the meaning of the applicable laws of any jurisdiction and this announcement is not directed to any person in any country in which the distribution of such information is unlawful. Moreover, you should be aware of the fact that investments in undertakings, securities or other financial instruments involve risks. Past results do not guarantee future performance. This announcement contains certain “forward-looking” statements. The words “intends”, “expected”, “proposed”, “forecast”, “target”, and “will” and other similar expressions are intended to identify forward looking statements. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. There can be no assurance that actual outcomes will not differ materially from these statements. This dates referred to in this announcement are indicative only and subject to change. The Company reserves the right, subject to the ASX Listing Rules and the Corporations Act 2001 (Cth), to alter the dates at its discretion, without prior notice.